Rule 424(b)(3) filing
                         Registration Statement No. 333-03985

                          SEALED AIR CORPORATION

                      SUPPLEMENT DATED APRIL 2, 1997
                     TO PROSPECTUS DATED MAY 17, 1996

     The shares subject to this offering that were held by Alan
H. Miller, one of the Selling Stockholders, have been transferred to a limited partnership for which Mr. Miller indirectly shares voting and investment power and in which he has a pecuniary interest. Subject to the restrictions referred to below, such shares may be offered hereunder from time to time by such limited partnership as a Selling Stockholder so long as the Registration Statement of which this Prospectus forms a part remains effective.

                    Number of Shares         Number of Shares
Name of Selling     Held as of the Date      Subject to
Stockholder         of this Supplement       This Offering

Larah Limited           500,510                  5,800
Partnership

     As of the date of this Supplement, such Selling Stockholder holds approximately 1.2% of the outstanding shares of Common
Stock of Sealed Air Corporation, including the shares that are subject to this offering.

     The shares subject to this offering were issued under the Restricted Stock Plan for Non-Employee Directors (the "Plan"). The Plan does not permit a Selling Stockholder to sell, transfer, pledge, encumber or otherwise dispose of shares issued under the Plan while the Selling Stockholder remains a director of Sealed Air, with certain exceptions mentioned in the Prospectus under "Plan of Distribution." Since Mr. Miller continues to serve as a director of Sealed Air as of the date of this supplement, the Selling Stockholder named above is not now free to sell shares under this Prospectus.